希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : kevin.chan@hysan.com.hk

Our Ref : SEC/KCH/USSEC/L189-05cin
Your Ref :

31 August 2005

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the Announcement in relation to an option to receive shares in lieu of cash interim dividend for the six months ended 30 June 2005, that was published in the Hong Kong newspapers on 31 August 2005, for your kind attention and record.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Kevin Chan
Deputy Company Secretary

Enc.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2005
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

On 9 August 2005, the Board of Directors of Hysan Development Company Limited (the "Company") has declared an interim dividend for the six months ended 30 June 2005 of HK10 cents per ordinary share ("Share(s)") in the capital of the Company, payable to shareholders whose names appeared on the Register of Members on 30 August 2005. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$19.19, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five consecutive Stock Exchange dealing days commencing on Wednesday, 24 August 2005 (the first day the Shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 30 August 2005 x HK10 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$19.19)}} = \begin{array}{c}\text{maximum number of New Shares}\\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Tuesday, 6 September 2005. Shareholders with registered addresses in the United States of America or any of its territories or possessions or Canada will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on Monday, 26 September 2005. Shareholders who wish to receive the whole of the interim dividend in cash should NOT complete the form of election. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Friday, 30 September 2005 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company). The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the six months ended 30 June 2005.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen, David Muir Turnbull and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 30 August 2005